Filed pursuant to Rule 424(b)(3)
File No. 333-275489

PROSPECTUS SUPPLEMENT
(to Prospectus dated January 28, 2026)

XAI CLO & Income Opportunities Fund

This supplement amends certain information in the Prospectus and Statement of Additional Information (“SAI”), dated January 28, 2026, of XAI CLO & Income Opportunities Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and SAI, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement, remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Interim Sub-Advisory Agreement

On June 30, 2026, the Fund convened a special meeting of shareholders to approve special meeting of shareholders (the “Special Meeting”) to approve a new investment sub-advisory agreement (the “New Sub-Advisory Agreement”) among the Trust, XA Investments, LLC (the “Adviser”) and Rockford Tower Asset Management, L.L.C. (the “King Street Sub-Adviser”). The Special Meeting has been adjourned to August 26, 2026 in order to continue to solicit additional proxies to approve the New Sub-Advisory Agreement.

The Fund has entered into an interim investment sub-advisory agreement (the “Interim Sub-Advisory Agreement”) among the Fund, the Adviser and Rockford Tower Asset Management, L.L.C. (the “King Street Sub-Adviser” or the “Sub-Adviser”), dated as of July 30, 2026. The Fund entered into the Interim Sub-Advisory Agreement upon the termination of the Fund’s previous investment sub-advisory agreement. In accordance with Rule 15a-4 under the Investment Company Act of 1940 (the “1940 Act”), the Interim Sub-Advisory Agreement will remain in effect until the earlier of the 150th day following its effectiveness or the effectiveness of the New Sub-Advisory Agreement upon approval by the Fund’s shareholders.

In connection with the Interim Sub-Advisory Agreement, the following changes are made to the Prospectus and SAI.

All references in the Prospectus and SAI to “Octagon Credit Investors, LLC” as investment sub-adviser are replaced with “Rockford Tower Asset Management, L.L.C.”

Investment Strategy

The Fund’s current investment adviser and investment objective will remain unchanged.

The Board of Trustees has approved certain changes to the Fund’s investment policies to best utilize the King Street Sub-Adviser’s investment capabilities. Currently, under normal conditions, the Fund invests at least 80% of its managed assets (net assets plus any borrowings from leverage) in securities of collateralized loan obligation entities (“CLOs”), including debt tranches (“CLO Debt”) and subordinated tranches of CLOs (“CLO Equity”), with a limit of 20% of the Fund’s managed assets in CLO Equity. Effective as of the later of the approval of the King Street Sub-Advisory Agreement or August 22, 2026, the Fund will instead invest, under normal conditions, at least 80% of its managed assets in CLO securities and other income producing securities. The Fund will invest, under normal conditions, at least 60% of its managed assets in CLO Debt and may invest up to 20% of its managed assets in CLO Equity. Additionally, the Fund may opportunistically invest up to 20% of its managed assets in ABS (including ABS the collateral for which includes, among other assets, student loan receivables, automobile loan and credit card receivables and residential and commercial mortgage-backed securities) and up to 20% of its managed assets in indirect private credit investments, through investments in BDCs.

Asset-Backed Securities. The Fund may invest in asset-backed securities (“ABS”). ABS are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. ABS also include home equity line of credit loans and other second lien mortgages. ABS are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, the Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed. The value of some ABS may be particularly sensitive to changes in prevailing interest rates. While asset-backed securities may be supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers, if any, will meet their obligations. ABS may also be subject to increased volatility and may become illiquid and more difficult to value even when there is no default or threat of default due to the market’s perception of the creditworthiness of the issuers and market conditions impacting asset-backed securities more generally.

Mortgage-Backed Securities. The Fund may invest in mortgage-backed securities (“MBS”). Investing in MBS involves the risks typically associated with investing in traditional fixed-income securities (including interest rate and credit risk) as well as the risk of principal prepayment and exposure to real estate. The rate of prepayments on underlying mortgages affects the price and volatility of a MBS, and may have the effect of shortening or extending the effective maturity of such security. Different types of MBS are subject to varying degrees of prepayment risk. Residential MBS generally provide for prepayment of principal at any time due to, among other reasons, prepayments on the underlying mortgage loans. As a result of prepayments, the Fund may be required to reinvest assets at an inopportune time resulting in a lower return. The risks of investing in such instruments reflect the risks of the underlying obligors, as well as the real estate that secures the instruments. If the Fund purchases MBS that are “subordinated” to other interests in the same mortgage pool, the Fund as a holder of those securities may only receive payments after the pool’s obligations to other investors have been satisfied. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may limit substantially the pool’s ability to make payments of principal or interest to the Fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless; the risk of such defaults is generally higher in the case of mortgage pools that include so-called “sub-prime” mortgages. An unexpectedly high or low rate of prepayments on a pool’s underlying mortgages may have a similar effect on subordinated securities. A mortgage pool may issue securities subject to various levels of subordination; the risk of non-payment affects securities at each level, although the risk is greater in the case of more highly subordinated securities.

Business Development Companies. The Fund may invest in business development companies (“BDCs”). A BDC is regulated under the 1940 Act, but may carry risks similar to those of a private equity fund or a venture capital fund. Certain BDCs are not publicly traded and are illiquid investments. It may not be possible to redeem shares of non-publicly traded BDCs without paying a substantial penalty. Publicly traded BDCs usually trade at a discount to their NAV because they invest in unlisted securities and have a limited access to capital markets. BDC investments may take the form of equity, preferred stock, or debt issuance. Leverage provided by BDC debt often serves to increase a BDC’s yield, but subjects the BDC to increased risks, including the increased volatility and the possibility that the BDC’s common share income will fall if the dividend rate of the preferred shares or interest rate on borrowings rises. BDCs value a significant portion of their investments at fair value, which is determined under procedures approved by the BDC’s board of directors. Such fair valuation of securities may create increased uncertainty with respect to the value of the BDC’s investments.

The following additional risks are associated with the forgoing changes to the Fund's investment strategy:

European CLO Risks. European CLOs are not denominated in U.S. dollars and primarily hold loans to non-U.S. companies. Investing in securities of non-U.S. issuers may involve certain risks not typically associated with investing in securities of U.S. issuers. These risks include: (i) there may be less publicly available information about non-U.S. issuers or markets due to less rigorous disclosure or accounting standards or regulatory practices; (ii) non-U.S. markets may be smaller, less liquid and more volatile than the U.S. market; (iii) potential adverse effects of fluctuations in currency exchange rates or controls on the value of the Fund’s investments; (iv) the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; (v) the impact of economic, political, social or diplomatic events as well as of foreign governmental laws or restrictions and differing legal standards; (vi) certain non-U.S. countries may impose restrictions on the ability of non-U.S. issuers to make payments of principal and interest to investors located in the United States due to blockage of non-U.S. currency exchanges or otherwise; and (vii) withholding and other non-U.S. taxes. Foreign companies are generally not subject to the same accounting, auditing and financial reporting standards as are U.S. companies. In addition, there may be difficulty in obtaining or enforcing a court judgment abroad, including in the event the issuer of a non-U.S. security defaults or enters bankruptcy, administration, or other proceedings. Changes in the non-U.S. currency/United States dollar exchange rate may affect the value of non-U.S. dollar-denominated securities and the unrealized appreciation or depreciation of investments.

While certain or all of the Fund’s non-U.S. dollar-denominated securities may be hedged into U.S. dollars, hedging may not alleviate all currency risks. Forward foreign currency exchange contracts involve certain risks, including the risk of failure of the counterparty to perform its obligations under the contract and the risk that the use of forward contracts may not serve as a complete hedge because of an imperfect correlation between movements in the prices of the contracts and the prices of the currencies hedged. While forward foreign currency exchange contracts may limit the risk of loss due to a decline in the value of the hedged currencies, they also may limit any potential gain that might result should the value of the currencies increase. In addition, because forward currency exchange contracts are privately negotiated transactions, there can be no assurance that the Fund will have flexibility to roll-over a forward currency exchange contract upon its expiration if it desires to do so. Hedging against a decline in the value of a currency does not eliminate fluctuations in the value of a portfolio security traded in that currency or prevent a loss if the value of the security declines. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates. The cost to the Fund of engaging in currency exchange transactions varies with such factors as the currency involved, the length of the contract period and prevailing market conditions.

Political or economic disruptions in European countries may adversely affect security values. A significant number of countries in Europe are member states in the European Union (the “EU”), which faces major issues involving its membership, structure, procedures and policies. By adopting the Euro as its currency, a member state relinquishes control over its own monetary policies. In general, monetary policy is set for the Eurozone by the European Central Bank and fiscal policy is overseen and approved by the EU. European countries that are members of, or candidates to join, the Economic and Monetary Union (“EMU”) may be subject to various restrictions, including restrictions on deficits and debt levels. As a result of the foregoing, monetary and fiscal policies may not address the needs of all member countries. In addition, the fiscal policies of a single member state can impact and pose economic risks to the EU as a whole. There is continued concern over national-level support for the Euro, which could lead to certain countries leaving the EMU, the implementation of capital controls, or potentially the dissolution of the Euro. The dissolution of the Euro would have significant negative effects on European economies and would cause funds with holdings denominated in Euros to face substantial challenges, including difficulties relating to settlement of trades and valuation of holdings, diminished liquidity, and the redenomination of holdings into other currencies. The European financial markets have experienced volatility and adverse trends due to concerns about economic downturns, rising government debt levels and the possible default of government debt in several European countries. A default or debt restructuring by any European country can adversely impact holders of that country’s debt and can affect exposures to other EU countries and their financial companies as well.

Asset Backed Securities Risks. Asset-backed securities are a form of structured debt obligation. ABS are payment claims that are securitized in the form of negotiable paper that is issued by a financing company (generally called a special purpose vehicle). Collateral assets are brought into a pool according to specific diversification rules. A special purpose vehicle is founded for the purpose of securitizing these payment claims and the assets of the special purpose vehicle are the diversified pool of collateral assets. The special purpose vehicle issues marketable securities that are intended to represent a lower level of risk than an underlying collateral asset individually, due to the diversification in the pool. The redemption of the securities issued by the special purpose vehicle takes place out of the cash flow generated by the collected assets. A special purpose vehicle may issue multiple securities with different priorities to the cash flows generated and the collateral assets. The collateral for ABS may include, among other assets, home equity loans, automobile and credit card receivables, boat loans, computer leases, airplane leases, mobile home loans, recreational vehicle loans and hospital account receivables. The Fund may invest in these and other types of ABS that may be developed in the future. There is the possibility that recoveries on the underlying collateral may not, in some cases, be available or may be insufficient to support payments on these securities.

The Fund may invest in ABS issued by legal entities that are sponsored by banks, investment banks, other financial institutions or companies, asset management firms or funds and are specifically created for the purpose of issuing such ABS. Investors in ABS receive payments that are part interest and part return of principal or certain ABS may be interest-only securities or principal-only securities. These payments typically depend upon the cash flows generated by an underlying pool of assets and vary based on the rate at which the underlying obligors pay off their liabilities under the underlying assets. The pooled assets provide cash flow to the issuer, which then makes interest and principal payments to investors. As a result, these investments involve the risk, among other risks, that the borrower may default on its obligations backing the ABS and, thus, the value of and interest generated by such investment will decline. In addition to the general risks (such as interest rate risk, prepayment risk, extension risk, market risk, credit risk and liquidity and valuation risk) associated with credit or debt securities discussed herein, ABS are subject to additional risks due to their structure.

During periods of declining interest rates, prepayment of borrowings underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund’s ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. ABS are also subject to liquidity and valuation risk and, therefore, may be difficult to value accurately or sell at an advantageous time or price and involve greater transaction costs and wider bid/ask spreads than certain other instruments. In addition, the assets or collateral underlying an ABS may be insufficient or unavailable in the event of a default and enforcing rights with respect to these assets or collateral may be difficult and costly.

While traditional fixed-income securities typically pay a fixed rate of interest until maturity, when the entire principal amount is due, an ABS represents an interest in a pool of assets that has been securitized and typically provides for monthly or quarterly payments of interest, at a fixed or floating rate, and may provide for payments of principal from the cash flow of these assets. This pool of assets (and any related assets of the issuing entity) is often the only source of payment for the ABS. The ability of an ABS issuer to make payments on the ABS, and the timing of such payments, is therefore dependent on collections on these underlying assets. The recoveries on the underlying collateral may not, in some cases, be sufficient to support payments on these securities, or may be unavailable in the event of a default and enforcing rights with respect to these assets or collateral may be difficult and costly, which may result in losses to investors in an ABS.

Generally, obligors may prepay the underlying assets in full or in part at any time, subjecting the Fund to prepayment risk related to the ABS it holds. While the expected repayment streams on ABS are determined by the contractual amortization schedules for the underlying assets, an investor’s yield to maturity on an ABS is uncertain and may be reduced by the rate and speed of prepayments of the underlying assets, which may be influenced by a variety of economic, social and other factors. Any prepayments, repurchases, purchases or liquidations of the underlying assets could shorten the average life of the ABS to an extent that cannot be fully predicted. Some ABS may be structured to include a period of rapid amortization triggered by events such as a significant rise in the default rate of the underlying collateral, a sharp drop in the credit enhancement level because of credit losses on the underlying assets, a specified regulatory event or the bankruptcy of the originator. A rapid amortization event will cause any revolving period to end earlier than expected and all collections on the underlying assets will be used to pay principal to investors earlier than expected. In general, the senior most securities will be paid prior to any payments being made on the subordinated securities, and if such payments are made earlier than expected, the Fund’s yield on such ABS may be negatively affected.

In addition, investments in ABS entail additional risks relating to the underlying pools of assets, including credit risk, default risk (such as a borrower’s default on its obligation and the default, failure or inadequacy or unavailability of a guarantee, if any, underlying the ABS intended to protect investors in the event of default) and prepayment and extension risk with respect to the underlying pool or individual assets represented in the pool. The underlying assets of an ABS may include, without limitation, residential or commercial mortgages, motor vehicle installment sales or installment loan contracts, leases of various types of real, personal and other property, receivable from credit card agreements and automobile finance agreements, student loans, consumer loans, and income from other income streams, such as income from business loans. Moreover, additional risks relating to investments in ABS may arise principally because of the type of ABS in which the Fund invests, with such risks primarily associated with the particular assets collateralizing the ABS (such as their type or nature), the structure of such ABS, or the tranche or priority of the ABS held by the Fund (with junior or equity tranches generally carrying higher levels of risk).

Mortgage-Backed Securities (“MBS”) represent an interest in a pool of mortgages. MBS are subject to certain risks, such as: credit risk associated with the performance of the underlying mortgage properties and of the borrowers owning these properties; risks associated with their structure and execution (including the collateral, the process by which principal and interest payments are allocated and distributed to investors and how credit losses affect the return to investors in such MBS); risks associated with the servicer of the underlying mortgages; adverse changes in economic conditions and circumstances, which are more likely to have an adverse impact on MBS secured by loans on certain types of commercial properties than on those secured by loans on residential properties; prepayment and extension risks associated with the underlying assets of certain MBS, which can shorten the weighted average maturity and lower the return of the MBS, or lengthen the expected maturity, respectively, leading to significant fluctuations in the value of the MBS; loss of all or part of the premium, if any, paid; and decline in the market value of the security, whether resulting from changes in interest rates, prepayments on the underlying mortgage collateral or perceptions of the credit risk associated with the underlying mortgage collateral.

The value of MBS may be substantially dependent on the servicing of the underlying pool of mortgages. In addition, the Fund’s level of investment in MBS of a particular type or in MBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the Fund to additional risk.

When market interest rates decline, more mortgages are refinanced and the securities are paid off earlier than expected. Prepayments may also occur on a scheduled basis or due to foreclosure. When market interest rates increase, the market values of MBS decline. At the same time, however, mortgage refinancings and prepayments slow, which lengthens the effective maturities of these securities. As a result, the negative effect of the rate increase on the market value of MBS is usually more pronounced than it is for other types of debt securities. In addition, due to instability in the credit markets, the market for some MBS has at times experienced reduced liquidity and greater volatility with respect to the value of such securities, making it more difficult to value such securities. The Fund may invest in sub-prime mortgages or MBS that are backed by sub-prime mortgages or defaulted or nonperforming loans, which may be subject to heightened risks compared to other MBS. See “Sub-Prime Mortgage Market Risk” below for more information.

Additional risks relating to investments in MBS may arise principally because of the type of MBS in which the Fund invests, with such risks primarily associated with the particular assets collateralizing the MBS and the structure of such MBS. For example, collateralized mortgage obligations (“CMOs”), which are MBS that are typically collateralized by mortgage loans or mortgage pass-through securities and multi-class pass-through securities, are commonly structured as equity interests in a trust composed of mortgage loans or other MBS. CMOs are usually issued in multiple classes, often referred to as “tranches,” with each tranche having a specific fixed or floating coupon rate and stated maturity or final distribution date. Under the traditional CMO structure, the cash flows generated by the mortgages or mortgage pass-through securities in the collateral pool are used to first pay interest and then pay principal to the holders of the CMOs. Subject to the provisions of individual CMO issues, the cash flow generated by the underlying collateral (to the extent it exceeds the amount required to pay the stated interest) is used to retire the bonds. As a result of these and other structural characteristics of CMOs, CMOs may have complex or highly variable prepayment terms, such as companion classes, interest only or principal only payments, inverse floaters and residuals. These investments generally entail greater market, prepayment and liquidity risks than other MBS, and may be more volatile or less liquid than other MBS. CMOs are further subject to certain risks specific to these securities. For example, the average life of CMOs is typically determined using mathematical models that incorporate prepayment and other assumptions that involve estimates of future economic and market conditions, which may prove to be incorrect, particularly in periods of heightened market volatility. Further, the average weighted life of certain CMOs may not accurately reflect the price volatility of such securities, resulting in price fluctuations greater than what would be expected from interest rate movements alone.

Non-agency MBS (i.e., MBS issued by commercial banks, savings and loans institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers) are subject to the risk that the value of such securities will decline because, among other things, the securities are not guaranteed as to principal or interest by the U.S. government or a government sponsored enterprise. Non-agency MBS are not subject to the same underwriting requirements for underlying mortgages as agency MBS and, as a result, mortgage loans underlying non-agency MBS typically have less favorable underwriting characteristics (such as credit and default risk and collateral) and a wider range in terms (such as interest rate, term and borrower characteristics) than agency MBS. Non-agency residential mortgage-backed securities often are issued in the form of several different tranches. Depending on their respective seniority, individual tranches are subject to increased (and sometimes different) credit, prepayment and liquidity and valuation risks as compared to other tranches. These securities are often subject to greater credit, prepayment and liquidity and valuation risks than agency MBS. In addition, these securities may be less readily marketable as the market for these securities is typically smaller and less liquid than the market for agency MBS. For example, during periods of weakness or perceived weakness in the mortgage and real estate sectors, non-agency mortgage-related securities may experience greater price fluctuations and less liquidity than agency mortgage-related securities.

Moreover, the relationship between prepayments and interest rates may give some high-yielding MBS less potential for growth in value than conventional bonds with comparable maturities. In addition, during periods of falling interest rates, the rate of prepayment tends to increase. During such periods, the reinvestment of prepayment proceeds by the Fund will generally be at lower interest rates than the interest rates that were carried by the obligations that have been prepaid. Because of these and other reasons, MBS’s total return and maturity may be difficult to predict precisely. To the extent that the Fund purchases MBS at a premium, prepayments (which may be made without penalty) may result in loss of the Fund’s principal investment to the extent of premium paid.

The general effects of inflation on the U.S. economy can be wide ranging, as evidenced by rising interest rates, wages, and costs of consumer goods and necessities. The long-term effects of inflation on the general economy and on any individual mortgagor are unclear, and in certain cases, rising inflation may affect a mortgagor’s ability to repay its related mortgage loan, thereby reducing the amount received by the holders of MBS with respect to such mortgage loan. Additionally, increased rates of inflation, as recently experienced, may negatively affect the value of certain MBS in the secondary market. In addition, during periods of declining economic conditions, losses on mortgages underlying MBS generally increase. Mortgage-backed securities generally are classified as either commercial mortgage-backed securities (“CMBS”) or residential mortgage-backed securities (“RMBS”), each of which are subject to certain specific risks. CMBS and RMBS are also subject to risks similar to those associated with investing in real estate, such as the possible decline in the value of (or income generated by) the real estate, variations in rental income, fluctuations in occupancy levels and demand for properties or real estate-related services, changes in interest rates and changes in the availability or terms of mortgages and other financing that may render the sale or refinancing of properties difficult or unattractive.

CMBS are collateralized by one or more commercial mortgage loans. Banks and other lending institutions typically group the loans into pools and interests in these pools are then sold to investors, allowing the lender to have more money available to loan to other commercial real estate owners. Commercial mortgage loans may be secured by office properties, retail properties, hotels, mixed use properties or multi-family apartment buildings. The value of, and income generated by, investments in CMBS are subject to the risks of ABS and mortgage-related securities generally, as well as the commercial real estate markets and the real estate securing the underlying mortgage. CMBS are often subject to credit, default, prepayment and liquidity and valuation risks and may experience greater price volatility than other types of ABS or mortgage-related securities.

CMBS are subject to particular risks, such as those associated with lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. In addition, commercial lending generally is viewed as exposing the lender to a greater risk of loss than residential lending, because commercial lending typically involves larger loans to single borrowers or groups of related borrowers than residential mortgage loans. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom, which can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local or other real estate values, public health conditions, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, change in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Consequently, adverse changes in economic conditions and circumstances are more likely to have an adverse impact on MBS secured by loans on commercial properties than on those secured by loans on residential properties. Economic downturns, rises in unemployment, tightening lending standards and increased interest and lending rates, developments adverse to the commercial real estate markets, and other developments that limit or reduce demand for commercial retail and office spaces (including continued or expanded remote working arrangement) as well as increased maintenance or tenant improvement costs and costs to convert properties for other uses adversely impact these investments. For example, economic decline in the businesses operated by the tenants of office or retail properties may increase the likelihood that the tenants may be unable to pay their rent or that properties may be unable to attract or retain tenants at all or on favorable terms for the commercial real estate owners, resulting in vacancies (potentially for extended periods) and losses. These developments could also result from, among other things, population shifts and other demographic changes, changing tastes and preferences as well as cultural, technological, working or economic and market developments. In addition, changing interest rate environments and associated changes in lending standards and higher refinancing rates may adversely affect the commercial real estate and CMBS markets. Moreover, mortgage-related securities, including CMBS, are subject to (in some cases to a greater extent) general investment, economic, market and/or geopolitical risks that affect general economic conditions and financial markets, such as pandemics, armed conflicts, energy supply or price disruptions, natural disasters and man-made disasters, which may have a significant effect on the underlying commercial mortgage loans and real estate. In addition, adverse developments in the local, regional and national economies affect consumer spending and can have a significant effect on the success of a retail space. Further, increased competition in the market of a retail property through the addition of competing properties nearby can adversely impact the success of a retail property, even if the local, regional and national economies are doing well. Retail properties are also subject to conditions that could negatively affect the retail sector, such as increased unemployment, increased federal income and payroll taxes, increased health care costs, increased state and local taxes, increased real estate taxes, industry slowdowns, lack of availability of consumer credit, weak income growth, increased levels of consumer debt, poor housing market conditions, adverse weather conditions, natural disasters, plant closings, and other factors. Similarly, local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the supply and creditworthiness of current and prospective tenants may negatively impact those retail properties. The occurrence of any of the foregoing or similar developments would likely increase the risks associated with these investments, such as the default risk for the properties and loans underlying the CMBS investments, and adversely impact the value of, and income generated by, these investments and the underlying properties or loans. These developments could also result in reduced liquidity for CMBS. CMBS are also subject to the risk that the value of, and income generated by, such securities will decline because, among other things, the securities are not issued or guaranteed as to principal or interest by the U.S. government or a government sponsored enterprise and, thus, would be subject to similar risks as non-agency MBS. CMBS often are issued in the form of several different tranches. Depending on their respective seniority, individual tranches are subject to increased (and sometimes different) credit, prepayment and liquidity and valuation risks as compared to other tranches. CMBS are often subject to credit, default, prepayment and liquidity and valuation risks and may experience greater price volatility than other types of ABS or MBS.

Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hotels, hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The exercise of remedies and successful realization of liquidation proceeds relating to CMBS may be highly dependent on the performance of the servicer or special servicer. There may be a limited number of special servicers available, particularly those that do not have conflicts of interest.

Home mortgage loans are typically grouped together into pools by banks and other lending institutions, and interests in these pools are then sold to investors, allowing the bank or other lending institution to have more money available to loan to home buyers. RMBS are particularly subject to the credit risk of the borrower. Credit-related risk on RMBS primarily arises from losses due to delinquencies and defaults by the borrowers in payments on the underlying mortgage loans and breaches by originators and servicers of their obligations under the underlying documentation pursuant to which the RMBS are issued. RMBS are also subject to the risks of MBS generally and the residential real estate markets. The rate of delinquencies and defaults on residential mortgage loans and the aggregate amount of the resulting losses will be affected by a number of factors, including general economic conditions, particularly those in the area where the related mortgaged property is located, the level of the borrower’s equity in the mortgaged property and the individual financial circumstances of the borrower. For example, borrowers with adjustable rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. The risk of non-payment is greater for RMBS that are backed by loans that were originated under weak underwriting standards, including loans made to borrowers with limited means to make repayment. RMBS are also subject to risks associated with the actions of mortgage lenders in the marketplace. Such lenders may adjust their loan programs and underwriting standards, which may reduce the availability of mortgage credit to prospective mortgagors. This may result in limited financing alternatives for mortgagors seeking to refinance their existing loans, which may in turn result in higher rates of delinquencies, defaults and losses on mortgages. If a residential mortgage loan is in default, foreclosure on the related residential property may be a lengthy and difficult process involving significant legal and other expenses. The net proceeds obtained by the holder on a residential mortgage loan following the foreclosure on the related property may be less than the total amount that remains due on the loan. The prospect of incurring a loss upon the foreclosure of the related property may lead the holder of the residential mortgage loan to restructure the residential mortgage loan or otherwise delay the foreclosure process.

Income from and values of RMBS also may be greatly affected by demographic trends, such as population shifts or changing tastes and values, or increasing vacancies or declining rents or property values resulting from legal, cultural, technological, global or local economic developments, as well as reduced demand for properties.

Loans made to lower quality borrowers, including those of sub-prime quality, may be underlying assets for an asset-backed security. Loans to such borrowers involve a higher degree of credit, default and the other risks to which MBS are subject, as discussed above. As a result, values of ABS backed by lower quality loans are more likely than others to suffer significant declines due to defaults, delays or the perceived risk of defaults or delays.

The residential mortgage market in the United States has at times experienced difficulties that may adversely affect the performance and market value of certain mortgages and MBS. Delinquencies and losses on residential mortgage loans (especially sub-prime and second-lien mortgage loans) generally have increased at times and may again increase, and a decline in or flattening of housing values (as has been experienced at times and may again be experienced in many housing markets) may exacerbate such delinquencies and losses. Borrowers with adjustable rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. Also, a number of residential mortgage loan originators have at times experienced serious financial difficulties or bankruptcy. Largely due to the foregoing, reduced investor demand for mortgage loans and MBS and increased investor yield requirements has at times caused limited liquidity in the secondary market for certain MBS, which can adversely affect the market value of MBS. It is possible that such limited liquidity in such secondary markets could occur again or worsen. If the economy of the United States deteriorates, the incidence of mortgage foreclosures, especially sub-prime mortgages, may increase, which may adversely affect the value of any MBS owned by the Fund.

Any increase in prevailing market interest rates may result in increased payments for borrowers who have adjustable rate mortgages. Moreover, with respect to hybrid mortgage loans after their initial fixed rate period, interest-only products or products having a lower rate, and with respect to mortgage loans with a negative amortization feature which reach their negative amortization cap, borrowers may experience a substantial increase in their monthly payment even without an increase in prevailing market interest rates. Increases in payments for borrowers may result in increased rates of delinquencies and defaults on residential mortgage loans underlying the RMBS.

Future legislation or regulation, may have significant impacts on the mortgage market generally and may result in a reduction of available transactional opportunities for the Fund or an increase in the cost associated with such transactions and may adversely impact the value of RMBS.

Business Development Companies Risks. Business development companies (“BDCs”) generally invest in less mature U.S. private companies or thinly traded U.S. public companies which involve greater risk than well-established publicly traded companies. The Fund will indirectly bear its proportionate share of any management fees and other operating expenses incurred by the BDCs and of any performance-based or incentive fees payable by the BDCs in which it invests, in addition to the expenses paid by the Fund. A BDC’s incentive fee may be very high, vary from year to year and be payable even if the value of the BDC’s portfolio declines in a given time period. Incentive fees may create an incentive for a BDC’s manager to make investments that are risky or more speculative than would be the case in the absence of such compensation arrangements, and may also encourage the BDC’s manager to use leverage to increase the return on the BDC’s investments. The use of leverage by BDCs magnifies gains and losses on amounts invested and increases the risks associated with investing in BDCs. A BDC may make investments with a larger amount of risk of volatility and loss of principal than other investment options and may also be highly speculative and aggressive.

The Fund is subject to the conditions set forth in certain provisions of the 1940 Act and Securities and Exchange Commission regulations thereunder that limit the amount that the Fund and its affiliates, in the aggregate, can invest in the outstanding voting securities of an unaffiliated investment company or business development company. The Fund and its affiliates may not actively acquire “control” of an investment company or business development company, which is presumed once ownership of an investment company’s outstanding voting securities exceeds 25%. Also, to comply with provisions of the 1940 Act and regulations thereunder, the Fund may be required to vote shares of an investment company or business development company in the same general proportion as shares held by other shareholders of the investment company or business development company.

BDCs in which the Fund may invest typically invest primarily in private credit assets. Private credit refers to privately negotiated debt provided by a non-bank lender to a borrower. Typically the debt takes the form of a loan and the borrower is a company. Typically, private credit investments are in restricted securities that are not traded in public markets and subject to substantial holding periods, so that a BDC may not be able to resell some of its holdings for extended periods, which may be several years. Investments in private securities are illiquid, can be subject to various restrictions on resale, and there can be no assurance that a BDC will be able to realize the value of such investments in a timely manner. Additionally, private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. A BDC’s portfolio companies may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and often will not be rated by national credit rating agencies. Investments in private companies pose significantly greater risks than investments in public companies. Limited public information generally exists about private companies. A BDC must therefore rely on the ability of its manager to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. BDCs may make direct loans and engage in direct lending, which practice involves certain risks.

Shares of listed BDCs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s assets and liabilities.

Additional Supplements to the Prospectus

The Sub-Adviser

The information contained under the heading “Prospectus Summary—The Sub-Adviser” in the Prospectus is deleted and replaced in its entirety with the following:

The Sub-Adviser is a newly formed, wholly owned registered investment adviser subsidiary of King Street Capital Management, L.P. (“King Street”). King Street is a leading global alternative asset manager founded in 1995 that manages assets across an institutional platform spanning multiple segments of the public and private markets. As of December 31, 2025, King Street and its affiliates had $30.0 billion in assets under management. King Street manages 20 U.S. CLOs and nine European CLOs, which total $12 billion in assets. The Sub-Adviser is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser pays the Sub-Adviser a sub-advisory fee out of the management fee received by the Adviser.

Subject to approval by the Board of Trustees, including majority of the trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund, the Adviser or the Sub-Adviser (the “Independent Trustees”), may reimburse the King Street Sub-Adviser for certain reasonable expenses incurred in connection with the day-to-day management of the Fund. These expenses are expected to include the Fund’s allocable share of portfolio management and trading systems, research and analytic tools (including modeling software), diligence-related expenses, and out-of-pocket travel costs incurred in connection with managing the Fund. Expenses related to the King Street Sub-Adviser’s general overhead or corporate operations will not be reimbursable.

Reimbursable expenses will be capped at 0.07% per annum of the Fund’s average daily net assets. Notwithstanding the foregoing, no reimbursement of expenses will be made for any period during which the Fund is subject to an operating expense limitation or expense reimbursement arrangement with the Adviser and/or the King Street Sub-Adviser, if such reimbursement would cause the Trust’s operating expenses to exceed the applicable operating expense limitation or expense reimbursement amount in effect at the time of reimbursement. Eligible expenses incurred by the King Street Sub-Adviser during such period may be reimbursed during a period of up to three years after they are incurred, provided that such reimbursement does not cause the Fund’s operating expenses to exceed the applicable operating expense limitation or expense reimbursement amount in effect at the time such expenses were incurred or at the time of reimbursement.

Management of the Fund

Sub-Adviser

The information contained under the heading “Management of the Fund—Sub-Adviser” in the Prospectus is deleted and replaced in its entirety with the following:

Rockford Tower Asset Management, L.L.C. acts as investment sub-adviser to the Fund and is responsible for investing the Fund’s Assets. The Sub-Adviser is an investment Adviser registered under the Advisers Act. The Sub-Adviser is a Delaware limited liability company. The Sub-Adviser is a wholly owned subsidiary of King Street Capital Management, L.P. (“King Street”). King Street is a leading global alternative asset manager founded in 1995 that manages assets across an institutional platform spanning multiple segments of the public and private markets. As of December 31, 2025, King Street and its affiliates had $30.0 billion in assets under management. King Street manages 20 U.S. CLOs and nine European CLOs, which total $12 billion in assets. The principal business address of King Street and the Sub-Adviser is 299 Park Avenue, 40th Floor, New York, NY 10171.

King Street combines rigorous research, tactical trading, and flexible deployment to create differentiated and opportunistic investment solutions and outcomes. King Street currently employs 270 people, including 99 investment professionals, with offices in New York, London, Singapore, Charlottesville, Dublin, Tokyo, Dubai and Menlo Park. The King Street Sub-Adviser focuses on marrying rigorous fundamental research with tactical trading and exceptional sourcing capabilities to seek to identify dislocations and mispriced investment opportunities across asset classes, up and down the capital structure, and in geographies where the firm believes it has an edge through its deep expertise in credit, restructurings, bankruptcies and other event driven situations. King Street’s strong client relationships and deep understanding of how the firm can help meet their objectives have led to long-standing and enduring partnerships. King Street strives to continue evolving its product offerings to provide investment solutions that leverage the firm’s broad investment capabilities and meet its investors’ return objectives.

The Sub-Adviser, under the direction and supervision of the Board of Trustees and the Adviser, is responsible for the management of the Fund’s investment portfolio and provides certain facilities and personnel related to such management.

Investment Advisory Agreement and Sub-Advisory Agreement

The information contained under the heading “Management of the Fund—Investment Advisory Agreement and Sub-Advisory Agreement—Sub-Advisory Agreement” is deleted and replaced in its entirety with the following:

Pursuant to an interim investment sub-advisory agreement among the Fund, the Adviser and the Sub-Adviser, the Adviser pays to the Sub-Adviser a sub-advisory fee, payable monthly in arrears, out of the management fee received by the Adviser in an amount equal to (i) 60% of the advisory fee payable by the Fund to the Adviser (before giving effect to any fees waived or expenses reimbursed by the Adviser) for Managed Assets up to $200 million and (ii) 52% of the advisory fee payable by the Fund to the Adviser (before giving effect to any fees waived or expenses reimbursed by the Adviser) for Managed Assets above $200 million.

Subject to approval by the Board of Trustees, including majority of the trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund, the Adviser or the Sub-Adviser (the “Independent Trustees”), may reimburse the King Street Sub-Adviser for certain reasonable expenses incurred in connection with the day-to-day management of the Fund. These expenses are expected to include the Fund’s allocable share of portfolio management and trading systems, research and analytic tools (including modeling software), diligence-related expenses, and out-of-pocket travel costs incurred in connection with managing the Fund. Expenses related to the King Street Sub-Adviser’s general overhead or corporate operations will not be reimbursable.

Reimbursable expenses will be capped at 0.07% per annum of the Fund’s average daily net assets. Notwithstanding the foregoing, no reimbursement of expenses will be made for any period during which the Fund is subject to an operating expense limitation or expense reimbursement arrangement with the Adviser and/or the King Street Sub-Adviser, if such reimbursement would cause the Trust’s operating expenses to exceed the applicable operating expense limitation or expense reimbursement amount in effect at the time of reimbursement. Eligible expenses incurred by the King Street Sub-Adviser during such period may be reimbursed during a period of up to three years after they are incurred, provided that such reimbursement does not cause the Fund’s operating expenses to exceed the applicable operating expense limitation or expense reimbursement amount in effect at the time such expenses were incurred or at the time of reimbursement.

The information under the heading “Management of the Fund—Investment Advisory Agreement and Sub-Advisory Agreement—Board Consideration” is deleted and replaced in its entirety with the following:

The investment advisory agreement of the Fund was approved by the Board of Trustees on November 18, 2025. A discussion regarding the basis for such approval by the Board of Trustees is available in the Fund’s initial report to Shareholders, for the period ending September 30, 2025.

The interim investment sub-advisory agreement of the Fund was approved by the Board of Trustees on May 14, 2026. A discussion regarding the basis for such approval by the Board of Trustees is available in the Fund’s definitive proxy statement for its special meeting of shareholders on Schedule 14A, filed with the SEC on June 23, 2026.

Portfolio Management

The information under the heading “Management of the Fund—Portfolio Management” is deleted and replaced in its entirety with the following:

The personnel of the Sub-Adviser who are primarily responsible for the day-to-day management of the Fund’s portfolio are Young Choi and Terry Ing.

Mr. Choi is a Partner, Global Investment Committee member and Global Head of Trading of King Street and the Portfolio Manager of Rockford Tower Capital Management and King Street’s Opportunistic Credit Strategy. He is based in New York and is a member of King Street’s Management Committee, U.S. and European CLO Investment Committees, Risk Committee and Pricing Committee.

Prior to joining King Street in 2006, Mr. Choi worked at Citadel Investment Group as a Credit Analyst in the Distressed/High Yield Group and was Portfolio Manager of the firm’s $2 billion U.S. leveraged loan and CLO portfolio. Prior to that, Mr. Choi consulted at Bain & Co. Mr. Choi received a B.A. summa cum laude in Economics and a B.S.E. in Electrical Engineering from Duke University.

Mr. Choi is supported by a team of professionals, including Terry Ing.

Mr. Ing is a Partner and Head of U.S. Research of King Street and the Portfolio Manager for Rockford Tower Capital Management’s long-only Credit SMA platform. Terry splits his time between the Menlo Park and New York offices. He is a member of King Street’s Management Committee, Conflicts Committee and Responsible Investment Committee. Prior to joining King Street in 2024, Mr. Ing worked at KKR as a Portfolio Manager and Head of their U.S. Leveraged Credit Research and was a member of the Leverage Credit Investment Committee. Before joining KKR, he was an Executive Vice President and Portfolio Manager at PIMCO, where he focused on the credit hedge fund. Mr. Ing was an adjunct professor at Pepperdine University’s Graziadio Business School and serves on the Board of Directors of the Roberts Impact Investing Fund in association with REDF, a non-profit certified Community Development Financial Institution (CDFI). Mr. Ing received a B.S. in Business Administration from the University of Southern California and an M.A. in Mathematics of Finance from Columbia University.

Additional Supplements to the Statement of Additional Information

Management of the Fund

Sub-Adviser

The information contained under the heading “Management of the Fund—Sub-Adviser” in the SAI is deleted and replaced in its entirety with the following:

Rockford Tower Asset Management, L.L.C. acts as investment sub-adviser to the Fund and is responsible for investing the Fund’s Assets. The Sub-Adviser is an investment Adviser registered under the Advisers Act. The Sub-Adviser is a Delaware limited liability company. The Sub-Adviser is a wholly owned subsidiary of King Street Capital Management, L.P. (“King Street”). King Street is a leading global alternative asset manager founded in 1995 that manages assets across an institutional platform spanning multiple segments of the public and private markets. As of December 31, 2025, King Street and its affiliates had $30.0 billion in assets under management. King Street manages 20 U.S. CLOs and nine European CLOs, which total $12 billion in assets. The principal business address of King Street and the Sub-Adviser is 299 Park Avenue, 40th Floor, New York, NY 10171.

The Sub-Adviser, under the direction and supervision of the Board of Trustees and the Adviser, will be responsible for the management of the Fund’s investment portfolio and will provide certain facilities and personnel related to such management.

The Fund may, if and to the extent approved by the Board of Trustees, including a majority of the Independent Trustees, from time to time reimburse the Sub-Adviser for certain costs and expenses incurred by the Sub-Adviser in connection with the management of the Fund’s assets, which may include the Fund’s allocable share of portfolio management and trading software costs, research expenses (including modeling and analytic software costs), diligence expenses and out-of-pocket travel costs incurred in connection with the management of the Fund’s assets.

Sub-Advisory Agreement

The information contained under the heading “Management of the Fund—Sub-Advisory Agreement” in the SAI is deleted and replaced in its entirety with the following:

Under the terms of the Fund’s interim investment sub-advisory agreement, among the Fund, the Adviser and the Sub-Adviser (the “Interim Sub-Advisory Agreement”), the Sub-Adviser manages the investment portfolio of the Fund in accordance with its stated investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund, all subject to the supervision and direction of the Board of Trustees and the Adviser.

The Interim Sub-Advisory Agreement provides for the Adviser to pay to the Sub-Adviser a sub-advisory fee, payable monthly in arrears, out of the management fee received by the Adviser in an amount equal to (i) 60% of the advisory fee payable by the Fund to the Adviser (before giving effect to any fees waived or expenses reimbursed by the Adviser) for Managed Assets up to $200 million and (ii) 52% of the advisory fee payable by the Fund to the Adviser (before giving effect to any fees waived or expenses reimbursed by the Adviser) for Managed Assets above $200 million. “Managed Assets” means the total assets of the Fund, including assets attributable to the Fund’s use of leverage, minus the sum of its accrued liabilities (other than liabilities incurred for the purpose of creating leverage).

The Interim Sub-Advisory Agreement will remain in effect until the earlier of the 150th day following its effectiveness or the effectiveness of a new investment sub-advisory agreement upon approval by shareholders. The Interim Sub-Advisory Agreement terminates automatically on its assignment and may be terminated without penalty on 60 days written notice at the option of either party thereto, by the Board of Trustees or by a vote of a majority of the Fund’s outstanding shares, which is defined by the 1940 Act as the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting, if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities.

The Sub-Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Sub-Adviser is not liable for any error or judgment or mistake of law or for any loss suffered by the Fund.

Portfolio Managers

The information contained under the heading “Management of the Fund—Portfolio Managers” in the SAI is deleted and replaced in its entirety with the following:

The personnel of the Sub-Adviser who are primarily responsible for the day-to-day management of the Fund’s portfolio are Young Choi and Terry Ing.

Other Accounts Managed by the Portfolio Managers. The following tables set forth information about funds and accounts other than the Fund for which the portfolio managers are primarily responsible for the day-to-day portfolio management as of December 31, 2025.

	Number of Other Accounts Managed by Account Type			Number of Other Accounts for Which Advisory Fee is Performance-Based
Name of Portfolio Manager	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Young Choi	0	32	0	0	32	0
Terry Ing	0	0	1	0	0	0

	Assets of Other Accounts by Account Type			Assets of Other Accounts for Which Advisory Fee is Performance-Based
Name of Portfolio Manager	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Young Choi	$0	$14,422,000,000	$0	$0	$14,422,000,000	$0
Terry Ing	$0	$0	$500,000,000	$0	$0	$0

Potential Conflicts of Interest. The Sub Adviser manages, and may in the future manage, other investment accounts and funds, including those with investment objectives similar to the Fund’s. Securities considered as investments for the Fund may also be appropriate for other investment accounts and funds that may be managed by the Sub-Adviser. Subject to applicable laws and regulations, the Sub-Adviser will attempt to allocate equitably portfolio transactions among the portfolios of its other investment accounts and funds purchasing securities whenever decisions are made to purchase or sell securities by the Fund and one or more of such other accounts or funds over time.

Portfolio Manager Compensation. As Partners of King Street, Mr. Choi’s and Mr. Ing’s compensation consists of an allocation of the net earnings from the general partner of King Street and affiliated entities, as well as a monthly draw. They also receive allocations related to the performance of certain funds advised by King Street, with a greater allocation in funds which they manage.

Securities Ownership of the Portfolio Managers. Neither of the portfolio managers own shares of the Fund.

_______________________________

Prospectus Supplement dated July 30, 2026

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE